Exhibit 99.1

FREIGHT TECHNOLOGIES, INC.

Quarterly Report

Period Ended September 30, 2025

TABLE OF CONTENTS

Item 1.	Financial Statements	2
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	23

1

ITEM 1. FINANCIAL STATEMENTS

FREIGHT TECHNOLOGIES, INC.

UNAUDITED FINANCIAL STATEMENTS

2

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2025 (unaudited)	December 31, 2024 (audited)
ASSETS:
Current assets:
Cash and cash equivalents	$291,940	$204,032
Accounts receivable, net	3,344,090	3,533,330
Unbilled receivables	931,903	520,037
Prepaid expenses and other current assets	1,025,433	792,147
Total current assets	5,593,366	5,049,546

Capitalized software, net	541,284	574,109
Property and equipment, net	12,829	13,238
Other long-term assets	-	39,988
Security deposits	7,818	7,818
Cryptocurrencies	6,041,179	-
Other intangible assets, net	4,936	5,546
Total assets	$12,201,412	$5,690,245

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$1,231,664	$1,442,517
Accrued expenses	1,073,630	1,280,563
Short-term borrowings	2,759,055	3,343,710
Notes payable	500,000	-
Income tax payable	297,363	278,215
Insurance financing payable	55,601	-
Total current liabilities	5,917,313	6,345,005
Total liabilities	5,917,313	6,345,005

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT)
Series A preferred stock, $0.0001 par value, unlimited shares authorized; 6,180,828 and 1,815,438 issued and outstanding at September 30, 2025 and December 31, 2024, respectively	619	182
Series B preferred stock, $0.0001 par value, 21,000,000 shares authorized; 13,802,074 issued and outstanding at September 30, 2025 and December 31, 2024	1,380	126
Series seed preferred stock, $0.0001 par value, 25,000 shares authorized; 7,020 issued and outstanding at September 30, 205 and December 31, 2024	-	-

Ordinary shares, no par value, (**) unlimited shares authorized; 3,552,322 and 546,269 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	-	-
Additional paid-in capital	56,339,431	45,510,375
Accumulated deficit	(49,137,016)	(44,916,779)
Accumulated other comprehensive loss	(920,315)	(1,248,664)
Total stockholders’ equity (deficit)	6,284,099	(654,760)
Total liabilities and stockholders’ equity	$12,201,412	$5,690,245

(*)	List of authorized shares for Series A preferred
a.	Series A1A preferred shares: 10,000,000 authorized shares
b.	Series A2 preferred shares: 3,000,000 authorized shares
c.	Series A4 preferred shares: unlimited authorized shares
(**)	Ordinary Share par value was changed to no par value in June 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Revenue	$2,456,191	$1,887,030	$9,546,741	$10,012,632
Cost and expenses
Cost of revenue	2,190,187	1,792,066	8,318,176	8,962,137
Compensation and employee benefits	1,130,626	1,268,884	3,494,556	4,086,620
General and administrative	328,968	404,484	1,588,993	2,076,411
Sales and marketing	27,605	15,745	90,494	50,064
Depreciation and amortization	113,168	104,634	323,957	324,880
Total cost and expenses	3,790,554	3,585,813	13,816,176	15,500,112

Operating loss	(1,334,363)	(1,698,783)	(4,269,435)	(5,487,480)

Other income and expenses
Interest expense, net	(212,705)	(176,276)	(555,814)	(580,808)
Change in fair value of convertible note	-	-	-	22,602
Gain from extinguishment of debt		1,607,766		1,607,766
Realized gain (loss) in value of sold cryptocurrency	(155,615)	-	(183,613)	-
Unrealized gain (loss) in fair value of cryptocurrency	(1,564,746)	-	810,949	-
Loss before provision for income taxes	(3,267,429)	(267,293)	(4,197,913)	(4,437,920)

Income tax expense	-	-	22,324	40,379

Net Loss	$(3,267,429)	$(267,293)	$(4,220,237)	$(4,478,299)

Basic net income (loss) per share attributable to ordinary shareholders	$(1.13)	$(1.20)	$(2.41)	$(37.65)
Basic weighted average shares outstanding	2,899,097	223,554	1,752,913	118,943
Diluted net income (loss) per share attributable to ordinary shareholders,	$(1.13)	$(1.20)	$(2.41)	$(37.65)
Diluted weighted average shares outstanding	2,899,097	223,554	1,752,913	118,943

Net Loss	$(3,267,429)	$(267,293)	$(4,220,237)	$(4,478,299)
Other comprehensive gain (loss) net of tax
Foreign currency translation gain (loss)	65,735	415,300	328,349	-
Comprehensive loss	$(3,201,694)	$148,007	(3,891,888)	$(4,478,299)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

											Accumulated	Total
					Series		Ordinary		Additional		Other	Shareholders’
	Series A		Series B		Seed		Shares		Paid-In	Accumulated	Income	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	(*)	Amount	Capital	Deficit	(Loss)	(Deficit)
Balance June 30, 2024	1,815,438	$182	1,262,074	$126	7,020	$-	148,422	$-	$43,417,305	$(43,526,557)	$76,588	$(32,356)
Issuance of ordinary shares from exercise of warrants	-	-	-	-	-	-	112,500	-	-	-	-	-
Issuance of ordinary shares for cash, net of costs	-	-	-	-	-	-	97,536	-	1,625,427	-	-	1,625,427
Shared based compensation for equity-based awards	-	-	-	-	-	-	-	-	232,910	-	-	232,910
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(518,167)	(518,167)
Net loss	-	-	-	-	-	-	-	-	-	(267,293)	-	(267,293)
Balance September 30, 2024	1,815,438	$182	1,262,074	$126	7,020	$-	358,458	$-	$45,275,642	$(43,793,850)	$(441,579)	$1,040,521

Balance June 30 2025	6,054,823	$606	1,262,074	$126	7,020	$-	2,652,322	$-	$55,638,285	$(45,869,587)	$(986,050)	$8,783,380
Issuance of preferred stock for cash, net of issuance costs	126,005	13	12,540,000	1,254	-	-	-	-	483,733	-	-	485,000
Issuance of ordinary shares from exercise of warrants	-	-	-	-	-	-	900,000	-	-	-	-	-
Share based compensation for equity-based awards	-	-	-	-	-	-	-	-	217,413	-	-	217,413
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	65,735	65,735
Net loss	-	-	-	-	-	-	-	-	-	(3,267,429)	-	(3,267,429)
Balance September 30 2025	6,180,828	$619	13,802,074	$1,380	7,020	$-	3,552,322	$-	$56,339,431	$(49,137,016)	$(920,315)	$6,284,099

Balance, December 31, 2023	162,732,288	$16,274	1,262,074	$126	7,020	$-	21,919	$-	$41,434,244	$(39,315,551)	$491,888	$2,626,981
Issuance of ordinary shares from conversion of preferred stock	(160,916,850)	(16,092)	-	-	-	-	24,138	-	14,092	-	-	(2,000)
Issuance of ordinary shares from exercise of warrants	-	-	-	-	-	-	180,249	-	-	-	-	-
Issuance of common stock for cash, net of issuance costs	-	-	-	-	-	-	132,152	-	3,079,016	-	-	3,079,016
Share based compensation for equity based awards	-	-	-	-	-	-	-	-	748,290	-	-	748,290
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(933,467)	(933,467)
Net loss	-	-	-	-	-	-	-	-	-	(4,478,299)	-	(4,478,299)
Balance, September 30, 2024	1,815,438	$182	1,262,074	$126	7,020	$-	358,458	$-	$45,275,642	$(43,793,850)	$441,579	$1,040,521

Balance, December 31, 2024	1,815,438	$182	1,262,074	$126	7,020	$-	546,268	$-	$45,510,375	$(44,916,779)	$(1,248,664)	$(654,760)

Rounding Adjustments Related to 1:4 Reverse Split	-	-	-	-	-	-	1,054	-	-	-	-	-
Issuance of ordinary shares from exercise of warrants	-	-	-	-	-	-	3,005,000	-	-	-	-	-
Issuance of preferred stock for cash	1,666,837	167	12,540,000	1,254	-	-	-	-	3,453,579	-	-	3,455,000
Issuance of preferred stock for cryptocurrency	2,311,248	231	-	-	-	-	-	-	5,199,769	-	-	5,200,000
Issuance of Series A4 preferred shares for note	387,305	39							1,508,128			1,508,167
Share-based compensation	-	-	-	-	-	-	-	-	667,580	-	-	667,580
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	328,349	328,349
Net loss	-	-	-	-	-	-	-	-	-	(4,220,237)	-	(4,220,237)
Balance, September 30, 2025	6180,828	$619	13,802,074	$1,380	7,020	$-	3,552,322	$-	$56,339,431	$(49,137,016)	$(920,315)	$6,284,099

(*)	Reflects reverse split of 10:1 as approved by the Board of Directors of Freight Technologies, Inc. on January 26, 2024, effective as of February 5, 2024; the reverse split of 1:25 as approved by the Board of Directors of Freight Technologies, Inc. on September 12, 2024, effective as of September 25, 2024; and the reverse split of 1:4 as approved by the Board of Directors of Freight Technologies, Inc. on April 18, 2025, effective as of May 27, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Cash flows from operating activities:
Net loss	$(4,220,237)	$(4,478,299)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	323,957	324,880
Share-based compensation	667,580	758,290
Loss on the sale cryptocurrencies	183,613	-
Change in convertible note fair value	-	(22,602)
Change in fair value of cryptocurrency	(810,949)	-
Gain from extinguishment of debt	-	(1,607,766)
Changes in operating assets and liabilities:
Accounts receivable	590,360	2,621,708
Unbilled receivables	(351,643)	379,276
Prepaid expense and other assets	176,707	317,997
Accounts payable	(327,220)	(516,657)
Accrued expenses	(377,215)	(703,519)
Interest accrued on note payable	33,000	-
Income tax payable	19,148	40,379
VAT receivable	(106,361)	(63,756)
Net cash used in operating activities	(4,199,260)	(2,950,069)

Cash flows from investing activities:
Purchase of cryptocurrencies	(2,800,900)	-
Sale of cryptocurrencies	2,587,223	-
Capitalization of software development costs	(241,396)	(233,030)
Purchase of property and equipment	(4,912)	(5422)
Net cash used in investing activities	(459,985)	(238,452)

Cash flows from financing activities:
Proceeds from notes payable, net of discounts	2,000,000	873,000
Repayment of insurance financing payable	(124,810)	(167,555)
Repayment of short-term borrowings	(10,848,348)	(13,779,730)
Proceeds from short-term borrowings	10,263,694	12,452,766
Proceeds from the issuance of Series A4 Shares	3,455,000	-
Proceeds from issuance of common stock from ATM Offering	-	3,079,016
Transaction cost relating to reverse split	-	(10,000)
Net cash provided by financing activities	4,745,536	2,447,497

Net increase (decrease) in cash and cash equivalents	86,291	(741,024)

Effect of exchange rate changes on cash and cash equivalents	1,617	(321,583)

Cash and cash equivalents at beginning of the period	204,032	1,560,105
Cash, cash equivalents and restricted cash at end of the period	$291,940	$497,498

Supplemental disclosure of cash flow information
Cash paid for interest	$524,636	$518,427

Supplemental disclosure of non-cash activity
Financing of insurance premiums	$180,411	$222,891
Issuance of 2,311,248 Series A4 Preferred Stock in exchange for Cryptocurrency (11,300,000 FET Token)	$5,200,000	$-
Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheet
Cash and cash equivalents	$291,940	$497,498
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$291,940	$497,498

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

6

NOTE 1 – DESCRIPTION OF BUSINESS

Freight App, Inc. (“Fr8App”) (formerly known as “Freighthub, Inc.”), a Delaware corporation, was incorporated on October 26, 2015. On January 18, 2019, Freight App Mexico S.A De C.V. (“Fr8App Mexico”) (formerly known as “Freight Hub Mexico S.A. De C.V.”), a wholly owned subsidiary of Fr8App, was formed. On July 29, 2021, both companies filed their name change to Fr8App and Fr8App Mexico. On February 14, 2022, the Company merged with Hudson Capital Inc. (the “Merger”), and Fr8App Inc. was the surviving entity and then became listed on the Nasdaq stock exchange. Fr8App continued its operations under the name Freight Technologies Inc. (“Fr8Tech”).

Fr8Tech is a technology company offering a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes: the Fr8App platform for over-the-road (OTR) B2B cross-border shipping across the USMCA region; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; Fleet Rocket a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operators; and, Zayren, an AI based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States. Each product is interconnected within a unified platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing, real-time tracking, digitization of critical documentation, brokerage support, transportation management, fleet management, and committed capacity solutions.

NOTE 2 – LIQUIDITY AND GOING CONCERN

Since inception, the Company has met its cash needs through proceeds from issuing convertible notes, loans, and issuance of shares. As shown in the accompanying consolidated financial statements as of and for the three months and nine months ended September, 30, 2025, the Company has an accumulated deficit of $(49,137,016), a shareholders’ equity of $6,284,099, net working capital of $(323,947), short-term debt (including borrowings and financing payable) of $2,814,656 and $291,940 of unrestricted cash on hand. For the nine months ended September 30, 2025 the company reported a net loss of $(4,220,236) and negative cash flows from operations of $(4,199,260), whereas for the same nine months ended in 2024 the company reported a net loss of $(4,478,299) and negative cash flows from operations of $(2,950,069). The Company has historically met its cash needs through a combination of term loans, promissory notes, convertible notes, private placement offerings and sales of equity. The Company’s cash requirements are generally for operating activities.

The Company currently projects that it will need to draw additional funds on its existing facilities and need additional capital to fund its current operations and capital investment requirements until the Company scales to a revenue level that permits cash self-sufficiency. As a result, the Company may need to raise additional capital or secure debt funding to support on-going operations until such time. This projection is based on the Company’s current expectations regarding revenues, expenditures, cash burn rate and other operating assumptions. The sources of this capital are anticipated to be from drawing on existing facilities, and/or the sale of equity, any of which may not be achievable on favorable terms, or at all. Additionally, any debt or equity transactions may cause significant dilution to existing stockholders.

If the Company is unable to raise additional capital moving forward, its ability to operate in the normal course and continue to invest in its product portfolio may be materially and adversely impacted and the Company may be forced to scale back operations or divest some or all of its assets.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these consolidated financial statements are available to be issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

7

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), expressed in U.S. dollars. The accompanying consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with GAAP. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for credit losses, valuation of share-based compensation and warrants, accounting for warrants, useful lives of internally developed software and property and equipment, fair value of convertible notes, impairment of long lived assets, whether an arrangement is or contains a lease, income tax accruals, the valuation allowance for deferred income taxes, and contingent liabilities.

The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less at the time of purchase and generally include money market accounts.

Concentrations of Credit Risk

The Company maintains cash accounts with various financial institutions. At times, balances in these accounts may exceed federally insured limits. Accounts at each institution within the United States (“US”) are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Additionally, a portion of the Company’s cash is deposited in non-US accounts. The funds are held with financial institutions that offer deposit insurance and bear specific country and regional risks. The amounts over the insured limits as of September 30, 2025 and December 31, 2024 was $6,614 and $3,589, respectively. No losses have been incurred to date on any deposit balances.

The financial assets that potentially subject the Company to concentration of credit risk is accounts receivable and unbilled receivables. At September 30, 2025, one customer (Customer A) accounted for 57% of the Company’s accounts receivable and unbilled receivables, and another customer (Customer B) accounted for 18% of the Company’s accounts receivable and unbilled receivables. As of December 31, 2024, Customer A accounted for 88% of the Company’s accounts receivable and unbilled receivables.

For the nine months ended September 30, 2025, Customer A and Customer B accounted for 44% and 13% of the Company’s revenues, respectively. For the nine months ended September 30, 2024, Customer A accounted for 43% of the Company’s revenues.

8

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are what market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The three levels of the fair value hierarchy are described below:

Level 1— Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2— Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

Level 3— Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, unbilled receivables, intangible assets, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at September 30, 2025 and December 31, 2024, respectively, principally due to the short-term nature, maturities, or nature of interest rates of the above listed items.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the net invoiced amount, net of allowances for credit losses, and do not bear interest. Unbilled receivables, which are reflected separately on the accompanying consolidated balance sheets, include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. In accordance with ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, the Company also considers reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining the allowance for credit losses. The Company determines expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, and our expectations of changes in macro-economic conditions, that may impact the collectability of outstanding receivables. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2025 and December 31, 2024, the allowance for credit losses was $21,000 and $201,395, respectively.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the nine months ended September 30, 2025 and 2024.

Property and Equipment

Property and equipment consisting of office and computer equipment, furniture and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, ranging between three to seven years.

Useful Lives
Equipment	3 years
Furniture	7 years
Leasehold improvements	Shorter of useful life of asset or lease term

9

Capitalized Software

The Company complies with the guidance of ASC Topic 350-40, Intangibles—Goodwill and Other—Internal Use Software, in accounting for of its internally developed system projects that it utilizes to provide its services to customers. These system projects generally relate to software of the Company that is not intended for sale or otherwise marketed. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Once a project has reached the development stage, the Company capitalizes direct internal and external costs until the software is substantially complete and ready for its intended use. Costs for upgrades and enhancements are capitalized, whereas, costs incurred for maintenance are expensed as incurred. These capitalized software costs are amortized on a project-by- project basis over the expected economic life of the underlying software on a straight-line basis, which is generally three years. Amortization commences when the software is available for its intended use.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Warrants classified as liabilities are recorded at fair value and are remeasured at each reporting date until settlement. Changes in fair value are recognized as a component of change in fair value of warrant liability in the consolidated statements of operations. The fair value of the warrant liabilities is estimated using a Black-Scholes option pricing formula. The warrant volatility assumption within the Black-Scholes model represents a Level 3 measurement within the fair value measurement hierarchy. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

The proceeds received from the sale of equity classified warrants and convertible notes in a bundled transaction are allocated based on the relative fair values of warrants and convertible notes with no changes in fair value of warrants recognized after the issuance date and were recorded at the issuance date using a relative fair value allocation method. Equity classified warrants, which are issued as an inducement to the holder of convertible note to covert the note, are recognized as an expense equal to the fair value of the warrant in accordance with ASC 470-20, Debt with Conversion and Other Options.

When equity classified warrants are issued to the convertible note holder as an additional consideration for the holder to provide additional funding under the existing convertible note agreement, the additional funding is allocated based on the residual fair value allocation method in which the fair value of the additional funding is first allocated to the convertible note and the remaining proceeds are allocated to the equity classified warrant.

Advertising

Advertising costs are expensed as incurred and totaled $8,394 and $556 for the nine months ended September 30, 2025 and 2024, respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating losses, tax credit and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates when the assets and liabilities are expected to be realized or settled. The Company regularly reviews deferred tax assets for realizability and establishes valuation allowances based on available evidence including historical operating losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and appropriate tax planning strategies. If the Company’s assessment of the realizability of a deferred tax asset changes, an increase to a valuation allowance will result in a reduction of net earnings at that time, while the reduction of a valuation allowance will result in an increase of net earnings at that time.

10

The Company follows ASC 740-10-65-1 in accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. This prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company’s policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at September 30, 2025 and December 31, 2024.

Foreign Currency Translation

The financial statements of the Company’s subsidiary operating in Mexico are prepared to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency has been determined to be the functional currency. Assets and liabilities of non-U.S. operations are translated at period-end exchange rates. Items appearing in the consolidated statements of operations are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of stockholders’ equity (deficit).

Intangible Assets

Intangible assets include the Company’s domain name and are accounted for based on ASC Topic 350, Intangibles – Goodwill and Other. The Company’s intangible assets that have finite lives, consisting of intellectual property, are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company will perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

Foreign Operations

Operations outside the United States include a wholly-owned subsidiary in Mexico. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

11

Revenue Recognition

The Company’s revenues are accounted for under FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services or dedicated capacity to shippers through the Company’s freight marketplace.

Freight Transportation Brokerage Services

The Company’s freight transportation brokerage services include Fr8App Full Truckload (“FTL”), providing a single customer the use of an entire truckload; Waavely, providing ocean container shipments through Mexican ports; and Fr8Now Less Than Truckload (“LTL”), providing multiple customers the use of a partial truckload in each truck. Shippers contract with the Company to utilize the Company’s network of independent freight Carriers to transport freight. Those shipments are the Company’s single performance obligations, arising under contracts the Company has entered into with customers that define the price for performance obligation and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when performance obligations are satisfied, which generally represents the transit period from origin to destination by a third-party carrier which can vary based on origin and destination, or the capacity used. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the output method based on shipping milestones. Measure of revenue in-transit requires the application of judgment. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

Dedicated Capacity Services

The Company provides customers with dedicated shipment capacity for a specific period of time under Fr8Fleet. The current arrangements under Fr8Fleet include an obligation to provide weekly shipping capacity. The Company’s performance obligation in this arrangement is to provide the shipping capacity and the transaction price is fixed. Under such contracts, revenue is recognized when performance obligations are satisfied, which generally represents when trucks are provided to the shipper over the term of the agreement. The Company utilizes the output method for revenue recognition based on direct measurements of the value transferred to the customer, which is the number of trucks provided to the customer per day. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services.

Payment for the Company’s services is generally due within 30 to 45 days upon delivery of the shipment. Contracts entered into with customers do not contain material financing components. The Company’s contracts with customers typically have a duration of one year or less and do not require any significant start-up costs, and as such, costs incurred to obtain contracts associated with these contracts are expensed as incurred.

Through the Company’s freight brokerage services and dedicated capacity, the Company is responsible for identifying and directing independent freight Carriers to transport the shipper’s goods. The transportation of the loads is outsourced to third-party Carriers. The Company is a principal in these arrangements, and therefore records revenue associated with these contracts on a gross basis. The Company controls the service and has primary responsibility to meet the customer’s requirements. The Company invoices and collects from its customers, maintains discretion over pricing and is responsible for resolving customer claims.

Additionally, the Company is responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements. At times, billing occurs subsequent to revenue recognition, resulting in an unbilled receivable which represents a contract asset. This contract asset is recorded as an unbilled receivable and presented on the consolidated balance sheets. The Company receives the unconditional right to bill when shipments are delivered to their destination.

A summary of the Company’s revenue by major service lines is as follows:

	3 Months Ended September 30		9 Months Ended September 30
	2025	2024	2025*	2024
Freight Transportation Brokerage	$2,229,408	$1,683,833	$6,971,075	$6,359,004
Dedicated Capacity	226,783	203,197	2,575,666	3,653,628
Total Revenue	$2,456,191	$1,887,030	$9,546,741	$10,012,632

*	To note, for the nine months ended September 30, 2025, Q1 2025 revenue by service line has been adjusted to correct for an immaterial error in the classification of revenue between services. Previously, $46,323 of Q1 2025 revenue was reported as Dedicated Capacity, when it should have been reported as Freight Transportation Brokerage. This adjustment has no impact to reported revenue or net income.

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Share-Based Compensation

The Company accounts for share-based awards, including stock options and restricted stock awards, issued to employees in accordance with ASC Topic 718, Compensation—Stock Compensation. In addition, the Company issues stock options to non-employees in exchange for consulting services and accounts for these in accordance with the provisions of ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. Compensation expense is measured at the grant, based on the calculated fair value of the award, and recognized as an expense over the requisite service period, which is generally the vesting period of the award.

For modification of stock compensation awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. In addition, the Company records the remaining unrecognized compensation cost for the original cost for the original award on the modification date over the remaining vesting period for unvested awards.

The Company estimates the expected term of stock options granted to employees using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For stock options granted to non-employees, the contractual term of the option is utilized as the basis for the expected term assumption. All other assumptions used to calculate the grant date fair value are generally consistent with the assumptions used for options granted to employees. For purposes of calculating share-based compensation, the Company estimates the fair value of stock options using a Black-Scholes option-pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the Company’s stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The expected volatility is primarily based on the historical volatility of peer company data while the expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate is based on U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected option term. The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

If factors change and the Company employs different assumptions, share-based compensation expense may differ significantly from what has been recorded in the past. If there is a difference between the assumptions used in determining share-based compensation expense and the actual factors which become known over time, specifically with respect to anticipated forfeitures, the Company may change the input factors used in determining share-based compensation costs for future grants. These changes, if any, may materially impact the Company’s results of operations in the period such changes are made. Incremental compensation costs arising from subsequent modifications of awards after the grant date are recognized when incurred. In addition, the Company accounts for forfeitures of awards as they occur. For share-based awards that vest based on performance conditions, expense is recognized when it is probable that the conditions will be met.

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Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of outstanding ordinary shares for the period, considering the effect of the securities series A and B preferred stock and series seed preferred stock. Diluted earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of ordinary shares and dilutive ordinary shares equivalents outstanding. During the periods when they are anti-dilutive, ordinary share equivalents including those from warrants and convertible notes, if any, are not considered in the computation. At September 30, 2025 and December 31, 2024, there were 33,535,689 and 4,016,706 ordinary share equivalents, respectively, which were anti-dilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available. The Chief Operating Decision Maker (“CODM”), CEO Javier Selgas, reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 13 to the consolidated financial statements.

Reclassifications

Financial statements presented for prior periods include reclassifications that were made to conform to the current year presentation. There was no material impact to the consolidated financial statements for these changes.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to reportable Segment Disclosures (ASU 2023-07), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and by extending the disclosure requirements to entities with a single reportable segment. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption of ASU 2023-07 has not had a material impact on our financial statements, see “Segments” section of Note 3, Summary of Significant Accounting Policies.

On December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. For all entities, the ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. The Company adopted ASU 2023-08 for the period ending March 31, 2025.

Accounting Standards Issued But Not Adopted as of September 30, 2025

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, an update that improves income statement expense disclosure requirements. Under ASU 2024-03 issuers will be required to incorporate new tabular disclosures disaggregating prescribed expense categories within relevant income statement captions in the notes to their financial statements. These categories include purchases of inventory, employee compensation, depreciation and intangible asset amortization. The amendments are effective for fiscal years beginning after December 15, 2026, and should be applied prospectively. The adoption of ASU 2024-03 will require us to provide additional disclosures related to certain income statement expenses but otherwise will not materially impact our financial statements.

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All other new accounting pronouncements that have been issued, but not yet effective are currently being evaluated and at this time are not expected to have a material impact on our consolidated financial statements.

NOTE 4 – CAPITALIZED SOFTWARE

Capitalized software consists of the following at:

	September 30, 2025	December 31, 2024
Capitalized software	$4,105,130	$3,729,011
Accumulated amortization	(3,563,846)	(3,154,902)
Capitalized software, net	$541,284	$574,109

Amortization expense for the nine months ended September 30, 2025 and 2024 was $317,837 and $313,948 respectively.

Estimated amortization for capitalized software for future periods is as follows:

2025 (October 1 – December 31)	$120,689
2026	246,866
2027	141,029
2028	32,700
$541,284

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	September 30, 2025	December 31, 2024
Equipment	$108,119	$98,598
Furniture and fixtures	9,517	9,517
Total cost	117,636	108,115
Accumulated depreciation	(104,807)	(94,877)
Property and equipment, net	$12,829	$13,238

Depreciation expense for the nine months ended September 30, 2025 and 2024 was $6,120 and $10,321 respectively.

NOTE 6 – CRYPTOCURRENCIES

As of September 30, 2025, the Company held the following cryptocurrencies:

Cryptocurrency	Units	$ / Unit	Fair Market Value ($ USD)
FET	11,300,000.00	$0.5328	$6,020,640
Official Trump	2,680.01	7.33	19,644
Ethereum	0.0399	4,127.84	165
Solana	3.5072	208.07	730
Total			$6,041,179

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On March 31, 2025, the Company entered into a Securities Purchase Agreement with Fetch Compute, Inc. wherein the Company sold and the Purchaser purchased 2,311,248 Series A4 preferred shares of the Company, par value $0.0001 per share for a total purchase price of approximately $5,200,000 payable in 11,300,000 FET Tokens. As part of the agreement with Fetch Compute, the Company agreed to purchase additional FET tokens worth 20% of the net proceeds from subsequent equity financing events. On May 27, 2025, the Company effectively received $1,508,167 in proceeds from the exchange of previously issued convertible notes into Series A4 preferred shares to Trump Ventures I, LLC. The Company purchased 414,721 FET tokens for approximately $300,000 on June 9, 2025. The Company sold all 414,721 FET tokens for approximately $232,411 on September 30, 2025.

FET tokens are the utility token and the key medium of exchange on the Fetch.ai network. These tokens meet the definition of a crypto asset under ASC 350-60 and are accounted for as intangible assets measured at fair value, with changes in fair value recognized in net income each reporting period. For the three months ending September 30, 2025, the unrealized loss in the fair value of the FET tokens was $(1,663,360). For the nine months ending September 30, 2025, the unrealized gain in the fair value of the FET tokens was $820,640. The FET tokens are classified as Level 1 fair value measurements under ASC 820, as fair value is determined based on quoted prices on active markets.

On April 29, 2025, the Company entered into a Securities Purchase Agreement with certain accredited investors wherein the Company agreed to sell and the buyers agreed to purchase senior $1 million of convertible notes and warrants to purchase additional notes of up to $19 million for a total purchase price up to $20,000,000. The Company will use the net proceeds from the Offering to purchase TRUMP coins. On May 12, 2025, the buyers exercised $1 million of warrants to purchase additional convertible notes. On May 27, 2025, the buyers exercised their right to convert $1.5 million of the convertible notes into Series A4 preferred shares. As of September 30, 2025, $500,000 of the convertible notes remained outstanding.

Pursuant to this agreement the Company purchased 170,172 Official Trump coins for $2,000,000. Since the conversion of the convertible notes, the Company has sold 167,492 Official Trump coins, and held 2,680 as of September 30, 2025.

Cryptocurrencies are subject to significant risks, including market volatility, liquidity constraints, and regulatory uncertainty. Net realized losses across all cryptocurrency transactions for the three months and nine months ending September 30, 2025, were $(155,615) and $(183,613), respectively. Total unrealized gain/(loss) across all cryptocurrency positions for the three months and nine months ending September 30, 2025, were a loss of $(1,673,050) and a gain of $810,950, respectively. The Company does not currently hedge its exposure to crypto asset price fluctuations and may be subject to gains or losses in future reporting periods.

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following at:

	September 30, 2025	December 31, 2024
Accrued freight costs	$762,004	$890,408
Accrued payroll	283,265	362,628
Accrued interest on convertible note	24,834	-
Accrued professional services	-	24,000
Other accrued liabilities	3,527	3,527
Total accrued expenses	$1,073,630	$1,280,563

NOTE 8 – SHARE-BASED COMPENSATION

The Company has an Equity Incentive Plan (the “Plan”) under which the Company may grant restricted stock awards and stock options for up to 150,000 ordinary shares. Both incentive stock options and non-qualified stock options expire ten years from the date of the grant or 90 days after the termination of employment of the grantee. For further information on the Company’s stock-based compensation plans, refer to Note 7 of the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

NOTE 9 – SHORT-TERM BORROWINGS AND NOTES PAYABLE

Short-Term Borrowings

On March 7, 2019, the Company entered into a short-term promissory note (“2019 Note”) with a lender (the “2019 Note Lender”) which provides the Company a revolving line of credit of $1,000,000. On July 12, 2022, the note was amended to increase the maximum principal amount that could be advanced withdrawn under the line of credit to $5,000,000. On May 24, 2024, the loan documents were amended to temporarily increase the maximum principal amount that could be advanced withdrawn under the line of credit to $5,250,000 until June 30, 2024. On July 11, 2025, the loan documents were amended to define the $4,000,000 of borrowing capacity in excess of the original $1,000,000 line of credit (for a total of $5,000,000) as overline, which is incurs interest at the default rate and required a one-time fee of $37,000 paid by the Company to the lender.

The borrowing base of the revolving line of credit is limited to stated percentages for different categories of eligible accounts receivable. Under the revolving line of credit, if the aggregate principal amount of the outstanding advances exceeds the applicable borrowing base, the Company must repay the lender an amount equal to the difference between the outstanding principal balance of the revolving line of credit and the borrowing base. The note requires monthly payments of interest. Interest accrues on the outstanding principal at a rate equal to the greater of a floor rate of 5.25% per annum and the Prime Rate as set out in the Wall Street Journal (WSJ) plus 1%; a collateral management fee of 0.6% per month; and, 0.25% per annum on the unused portion of the line. The WSJ Prime Rate was 7.25% as of September 30, 2025. Interest on the overline is calculated at the default rate, which adds 3% to the rate applied to the outstanding principal.

The outstanding principal amount on short-term borrowings is $2,759,055 and $3,343,710 as of September 30, 2025 and December 31, 2024, respectively. The Company incurred interest expense related to the short-term borrowings in the amount of $515,861 and $510,606 for the nine months ended September 30, 2025 and 2024, respectively.

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Notes Payable

On March 11, 2024, the Company entered into a Term Note Purchase Agreement with Freight Opportunities LLC to secure a term loan of $750,000. This loan is for a duration of one year and accrues interest at a rate of 8% per annum, which is reset daily.

On June 4, 2024, the Company executed another Term Note Purchase Agreement with Freight Opportunities LLC, resulting in an additional term loan of $125,000. This loan also has a one-year term and accrues interest at the same rate of 8% per annum, which is reset daily.

The Company has the option to prepay the term loans, in whole or in part, without incurring any penalties.

On September 3, 2024, the Company entered into a Cancellation Agreement with Freight Opportunities, LLC to cancel the principal and interest outstanding under the Term Note Purchase Agreement of $905,861. This was reported as a gain from extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2024.

NOTE 10 – CONVERTIBLE DEBT

On January 3, 2023, the Company and Freight Opportunities LLC (the “Noteholder”) entered into a Securities Purchase Agreement pursuant to which the Company issued to the Noteholder a convertible promissory note in the principal amount of up to $6,593,407 (the “2023 Convertible Note” or the “Note”). The Note carried an original issue discount of nine percent (9%), or in the aggregate, up to $593,407 (the “OID”). The Note has a maturity date of January 3, 2029.

On September 3, 2024, the Company entered into a Cancellation Agreement with Freight Opportunities, LLC to cancel the fair value of $219,840 and interest outstanding of $482,103 under the Convertible Note. This was accounted for as a gain on extinguishment of debt on the consolidated statement of operations for the year ended December 31, 2024.

On April 29, 2025, the Company entered into a Securities Purchase Agreement with certain accredited investors wherein the Company agreed to sell and the buyers agreed to purchase senior $1 million of convertible notes and warrants to purchase additional notes of up to $19 million for a total purchase price up to $20,000,000. The Company will use the net proceeds from the Offering to purchase TRUMP coins. On May 12, 2025, the buyers exercised $1 million of warrants to purchase additional convertible notes. On May 27, 2025, the buyers exercised their right to convert $1.5 million of the convertible notes into Series A4 preferred shares. As of September 30, 2025, $500,000 of the convertible notes remained outstanding. For the three months and nine months ending September 30, 2025, the Company accrued interest of $15,000 and $24,834, respectively, related to the convertible notes outstanding.

NOTE 11 – INCOME TAXES

Income tax provisions for interim periods are generally based on an estimated annual effective income tax rate calculated separately from the effect of significant, infrequent, or unusual items related specifically to interim periods. Income tax expense of $22,324 and $40,379 was recognized for the nine months ended September 30, 2025, and 2024, respectively. The Company had a full valuation allowance against its deferred income tax assets as of September 30, 2025, and December 31, 2024.

NOTE 12 – LEASES

In November 2022, Fr8App entered into a lease agreement for 31 workstations in Monterrey, Mexico for a 12 month-term, and amended the lease for additional adjacent office space in August 2023. In November 2023 and again in November 2024, the Company renewed their lease agreement for additional 12-month terms, respectively. The lease agreement expired on October 31, 2025.

In October 2025, the Company entered into a new one-year lease agreement for a different office space in Monterrey, Mexico with 14 workstations, 2 private offices, 2 meeting rooms and a break area. The agreement expires on November 1, 2026, and has the option to renew for one-year terms.

The Company entered into a lease agreement for office space in Mexico City to accommodate three to five employees on February 1, 2024. That lease was renewed on February 1, 2025. In October 2020, the Company entered into a work-suites arrangement for a workspace in an office located in The Woodlands, Texas, on a month-to-month basis, which continues in effect.

Total rent expense for the nine months ended September 30, 2025 and 2024, was approximately $106,369 and $107,597, respectively.

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NOTE 13 – SEGMENT INFORMATION

Geographic long-lived asset information presented below is based on the physical location of the assets, and in the case of our cryptocurrencies, the location of the legal entity in which they are held, at the end of the period. Long-lived assets including intangible assets, which includes cryptocurrencies, capitalized software, property and equipment, and security deposits, by geographic region, are as follows at:

	September 30, 2025	September 30, 2024
United States	$6,124,778	$105,457
Mexico	483,268	544,588
Total long-lived assets	$6,608,046	$650,045

The physical location of the hardware wallet that stores the Company’s 11,300,000 FET Tokens, valued at $6,020,640 as of September 30, 2025, is located in the United Kingdom.

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers:

	Nine Months Ended September 30,
	2025	2024
United States	$3,404,465	$3,849,036
Mexico	6,142,276	6,163,596
Total revenue	$9,546,741	$10,012,632

NOTE 14 – WARRANTS

The table below summarizes the Company’s warrant activities for the first nine months of 2025:

	Number of Ordinary Shares	Number of Series A, B, C, D	Number of Series Seed	Exercise Price	Weighted Average
	Warrants	Warrants	Shares	Range	Exercise
	(*)	(*)	Warrants	Per Share	Price
Balance at December 31, 2024	4,185,112	133	4,165	$2.17 to $ 86,713.38	$2.30
Granted	-	-	-
Forfeited	-	-	-
Converted	-	-	-
Exercised	(3,535,294)	-	-
Adjustments due to triggering events	26,440,275	-	-
Balance at September 30, 2025 (Unaudited)	27,090,093	133	4,165	$2.17 to $ 86,713.38	$2.30

(*)	Ordinary and preferred share warrant amounts and exercise prices have been adjusted to reflect the May 27, 2025 one to four reverse stock split.

The Ordinary shares warrants carry a cashless exercise feature in which if the resale by the holder of the warrant shares issuable upon exercise of the warrants is not available to be issued to the warrant holder without legend or other restrictions, the warrant holder can elect to receive upon such exercise the higher of (i) 0.85 Ordinary shares per warrant share in such exercise and (ii) the “Net Number” of Ordinary shares (as defined in the warrant agreement). The exercise price and number of Ordinary warrant shares issuable upon exercise are subject to adjustment from time to time, for share dividends and splits, upon issuance of Ordinary shares, options, convertible securities and changes in option price or rate of conversion.

During the nine months ended September 30, 2025, 3,535,294 Ordinary Share warrants were exercised for 3,005,000 Ordinary Shares based on a conversion ratio of 0.85.

On October 28, 2025, Freight Opportunities, LLC exercised 1,818,416 Ordinary Share warrants for 1,545,653 Ordinary Shares on a cashless basis on a conversion ratio of 0.85.

On November 3, 2025, and November 20, 2025, Freight Opportunities, LLC exercised a total of 1,380,000 Ordinary Share warrants for 1,380,000 Ordinary Shares on a cashless basis on a conversion ratio of 1.

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Series A, B, C, and D Warrants conversion ratios are 0.779, 0.816, 0.888, and 0.826, respectively.

During the year ended December 31, 2024, 1,732,081 Ordinary Share warrants were exercised for 1,472,269 Ordinary Shares based on a conversion ratio of 0.85.

The ordinary shares and warrants in these conversions have been adjusted for the February 5, 2024 1:10 reverse stock split, the September 25, 2024 1:25 reverse stock split, and the May 27, 2025 1:4 reverse stock split.

NOTE 15 - DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan covering eligible employees with at least two months of service. The Company fully matches employee contributions up to 3% of total compensation, plus 50% of contributions that exceed that amount up to 5% of total compensation. Total expenses for nine months ended September 30, 2025 and 2024, was $13,039 and $5,963, respectively.

NOTE 16 – STOCKHOLDERS’ EQUITY

On the date of the Merger, the Company adopted Hudson’s Memorandum and Articles of Association (“MAA”). On March 23, 2023, the MAA was amended by the Company, and further amended on June 30, 2023, February 2, 2024, June 12, 2024, January 24, 2025, January 31, 2025 and on June 27, 2025.

The Company is authorized under the MAA as amended, to issue an unlimited number of shares divided as follows:

	Number of Shares	Par Value Per Share
Ordinary Shares	Unlimited	No par value
Series Seed Preferred Shares	25,000	$0.0001
Series A1A Preferred Shares	10,000,000	$0.0001
Series A2 Preferred Shares	3,000,000	$0.0001
Series A4 Preferred Shares	Unlimited	$0.0001
Series B Preferred Shares	21,000,000	$0.0001
Blank Check Preferred Shares	Unlimited	No par value

Holders of Ordinary Shares are entitled to one vote for each share of Ordinary Share held at all meetings of stockholders. The holders of Preferred Shares shall not be entitled to vote on any resolution of shareholders, except in relation to a variation of the rights of the Preferred Shares.

The MAA contained certain restrictions on the Company’s ability to pay dividends on its Ordinary Shares without also simultaneously paying dividends on the Preferred Shares. The holders Preferred Shares shall be entitled to receive dividends equal (on an as-if-converted-to-Ordinary Shares basis) to and in the same form as dividends actually paid on Ordinary Shares when, as and if such dividends are paid on Ordinary Shares.

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The Preferred Shares are convertible, at the option of the holder thereof, at any time into such number of fully paid and non-assessable Ordinary Shares at the applicable Conversion Price as detailed in the MAA and subject to certain adjustments such as reorganization, recapitalization, reclassification, consolidation, distributions payable in Ordinary Shares, subdivision or combination of Ordinary Shares.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined in the MAA) the consideration or proceeds available for distribution, as the case may be, were to be distributed to the holders of Preferred Shares and the holders of Ordinary Shares, pro rata based on the number of shares held by each shareholder, treating for this purpose all such securities as if they had been converted to Ordinary Shares pursuant to the terms of the MAA immediately prior to such liquidation, dissolution or winding up of the Company.

As long as any of the Preferred Shares are outstanding, the Company shall not do certain actions, including changing certain rights of Preferred Shares without the written consent or affirmative approval of the holders of a majority of the then outstanding of each class of Preferred Shares.

Issuances of Shares During the Year Ended December 31, 2024

The Company issued a total 24,138 ordinary shares from conversion of 160,916,850 Series A4 preferred shares at a conversion ratio of 0.00015.

Offering of Shares

During the year ended December 31, 2024, the Company entered into an At The Market (“ATM”) Offering Agreement to offer and sell shares of our Ordinary Stock having an aggregate offering price of up to $2,300. Under this offering we issued and sold 528,576 shares, for gross proceeds of $3,210,075 and net proceeds of $3,079,016 after deducting commissions and offering expenses of $131,059.

Restructuring of Par Value

On June 12, 2024, in connection with the offering of the Shares, the Company effected a restructuring of par value of ordinary shares (the “Restructuring of Par Value”) and filed an Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs in the British Virgin Islands, to decrease the par value of the Company’s ordinary shares outstanding from $1.10 per share to no par value each. The Restructuring of Par Value affected all the shareholders of ordinary shares uniformly. The Restructuring of Par Value did not affect the number of the Company’s authorized shares.

The different classes of preferred stock issued are set forth below:

	September 30, 2025	December 31, 2024
Series Seed Preferred Shares	7,020	7,020
Series A1A Preferred Shares	1,169,845	1,169,845
Series A2 Preferred Shares	634,978	634,978
Series A4 Preferred Shares	4,376,005	10,615
Series B Preferred Shares	13,802,074	1,262,074
Total	19,989,922	3,084,532

February 5, 2024 Reverse Stock Split

The Company effected a one for ten reverse stock split on February 5, 2024. All classes of preferred shares were not subject to this reverse stock split prior to conversion to ordinary shares. The ordinary shares to which the preferred shares are convertible to, are adjusted accordingly upon conversion of the preferred shares.

September 25, 2024 Reverse Stock Split

The Company effected a one for twenty-five reverse stock split on September 25, 2024. All ordinary shares and per ordinary share information in these condensed consolidated financial statements has been retroactively adjusted to reflect this reverse stock split. All classes of preferred shares were not subject to this reverse stock split prior to conversion to ordinary shares. The ordinary shares to which the preferred shares are convertible to, are adjusted accordingly upon conversion of the preferred shares.

May 27, 2025 Reverse Stock Split

The Company effected a one for four reverse stock split on May 27, 2025. All ordinary shares and per ordinary share information in these condensed consolidated financial statements has been retroactively adjusted to reflect this reverse stock split. All classes of preferred shares were not subject to this reverse stock split prior to conversion to ordinary shares. The ordinary shares to which the preferred shares are convertible to, are adjusted accordingly upon conversion of the preferred shares.

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Entry into Material Definitive Agreement

On February 3, 2025, the Company completed a private placement with certain investors, wherein a total of 1,540,832 Series A4 preferred shares of the Company, par value $0.0001 per share (the “Preferred Shares”), with each investor receiving 770,416 Preferred Shares, for a total purchase price of approximately $3,000,000 (the “Offering”). The Offering raised net cash proceeds of approximately $2.9 million (after deducting the transfer agent and legal fees and expenses of the Offering). The Company intends to use the net cash proceeds from the Offering for working capital and corporate purposes. Pursuant to the Amended and Restated Memorandum and Articles of Association filed with the Registrar of Corporate Affairs of the British Virgins Islands on January 31, 2025 (the “Amended and Restated M&A”), each Preferred Share is immediately convertible on the date of issuance, by dividing the respective Series A Reference Price (as defined in the Amended and Restated M&A) of such Preferred Share by the applicable conversion price (the “Preferred Shares Conversion Price”) at the option of the shareholder thereof, at any time and from time to time, and without the payment of additional consideration by the shareholder thereof, into such number of fully paid and non-assessable ordinary shares, with no par value per share, of the Company (the “Ordinary Shares”). Pursuant to the Amended and Restated M&A, the Preferred Shares Conversion Price shall be the greater of (i) the lowest daily VWAP (as defined in the Amended and Restated M&A) of the Ordinary Shares in the seven (7) consecutive Trading Day (as defined in the Amended and Restated M&A) period immediately preceding the date of the conversion of the applicable Preferred Share and (ii) the Series A4 Conversion Price Floor (as defined in the Amended and Restated M&A).

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the investors containing customary representations and warranties. Pursuant to the Purchase Agreement the Company will be required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale the Ordinary Shares issuable upon conversion of the Preferred Shares, no later than March 30, 2025, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective at the as soon as possible thereafter, but in any event no later than 90 days of the Closing Date (as defined under the Purchase Agreement). The Company will be obliged to pay certain liquidated damages to the investors if the Company fails to file the Registration Statement when required, fails to file or cause the Registration Statement to be declared effective by the SEC when required, or fails to maintain the effectiveness of the Registration Statement pursuant to the Securities Purchase Agreement. The maximum amount of such liquidated damages payable shall not exceed 20% of the aggregate reference price of the Preferred Shares sold hereunder.

Entry into Material Definitive Agreement

On March 31, 2025, the Company entered into a Securities Purchase Agreement, dated as of March 31 2025 with Fetch Compute, Inc. wherein the Company sold and the Purchaser purchased 2,311,248 Series A4 preferred shares of the Company, par value $0.0001 per share for a total purchase price of approximately $5,200,000 payable in 11,300,000 FET Tokens.

Entry into Material Definitive Agreement

On April 29, 2025 the Company entered into an agreement for the issuance of convertible notes through a facility of up to USD $20 million with an institutional investor. Capital from the financing is exclusively earmarked for purchasing Official Trump Tokens ($TRUMP). On May 2, 2025, pursuant to the financing, the Company issued two notes in the aggregate principal amount of USD $1 million. On May 9, 2025, the Company issued two additional notes for an aggregate amount of $1 million, bringing the total amount of notes issued under the facility to $2 million. The Company completed the purchase of $2 million of the $TRUMP coins, pursuant to the terms of the notes. As of May 15, 2025, the facility had additional capacity of up to $18 million available in subsequent drawdowns, subject to certain conditions.

On May 27, 2025, the buyers exercised their right to convert $1.5 million of the convertible notes into 387,305 Series A4 preferred shares. As of September 30, 2025, $500,000 of the convertible notes remained outstanding.

Entry into Material Definitive Agreement

On August 6, 2025, the Company entered into a securities purchase agreement with an accredited investor wherein the Company issued an aggregate of (i) 12,540,000 series B preferred shares; and (ii) 126,005 series A4 preferred shares for a total purchase price of $500,000. The Offering raised net cash proceeds of approximately $485,000 after deducting the transfer agent and legal fees and expenses.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Legal

The Company is subject, from time to time, to claims by third parties under various legal disputes. Defending such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition, and cash flows. As of September 30, 2025, the Company did not have any pending legal actions.

NOTE 18 - SUBSEQUENT EVENTS

Entry into Material Definitive Agreement

On October 28, 2025, the Company entered into an equity purchase facility agreement (the “ELOC”), with a certain institutional investor (the “Investor”), pursuant to which the Company has the right, but not the obligation, to direct the Investor to purchase up to $1.0 billion in newly issued Ordinary Shares, subject to the terms and conditions contained in the ELOC (the “Advance Shares”). The Company also entered into a registration rights agreement with respect to the resale of any Advance Shares, under which the Company will be required to file a registration statement with the SEC registering the resale of the Ordinary Shares and any securities issued or issuable to the Investor from time to time within thirty (30) calendar days of the date of the ELOC. The Company must also file one or more additional registration statements for the resale of the Registrable Securities, if necessary.

In connection with the ELOC, the Company entered into a placement agency agreement (the “Placement Agency Agreement”), with R. F. Lafferty & Co., Inc. (“Lafferty”), to serve as the exclusive placement agent. The Company will pay Lafferty a cash fee equal to (i) two percent (2.0%) of the aggregate gross proceeds raised from placements of Ordinary Shares until the one (1) year anniversary of the date of the Placement Agency Agreement, and then (ii) one percent (1.0%) of the aggregate gross proceeds raised from placements subsequent to the one (1) year anniversary of the date of the Placement Agency Agreement until its termination.

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Entry into Material Definitive Agreement

On November 19, 2025, the Company entered into a transfer and cancellation agreement (“the Cancellation Agreement”) with Fetch Compute Inc (“Fetch”) to terminate and cancel the parties March 31, 2025 SPA. Per the Cancellation Agreement, Fetch will convert 22,104 Series A4 Preferred Shares into 113,253 Ordinary Shares and will transfer all rights, titles and interests in the remaining 2,289,144 Series A4 Preferred Shares back to the Company. In exchange, the Company will return the 11,300,000 FET tokens and make a payment of $880,000 to Fetch, on the terms set forth in the Cancellation Agreement.

Service Agreement

On November 19, 2025, the Company entered into a three-year, pre-paid services agreement (the “Service Agreement”) with Fetch, under which Fetch will provide ASI1 Platform and Fetch Developer Tools, which the Company can use to develop its own products and services, and a credit of up to $1,500,000 in defrayal of the network, usage (or gas), or access fees the Company would have incurred by the usage of the Fetch platform. In exchange, the Company will provide a non-refundable equity award of 475,000 Ordinary Shares and a pre-funded warrant to purchase 911,747 Ordinary Shares.

The Services Agreement includes compliance and transfer restrictions consistent with applicable securities laws, and customary limitations including a daily sale volume limit on Ordinary Shares acquired pursuant to the agreement and a prohibition on short sales during the term. The Services Agreement calls for no cash fees other than certain preapproved pass-through expenses. The pre-funded warrant has a five-year term, is exercisable immediately with a nominal exercise price and remain outstanding until exercised in full, and provides for cashless exercise if, among other things, no effective registration statement is available for the resale of the underlying Ordinary Shares.

The pre-funded warrant contains beneficial ownership limitations generally preventing exercises to the extent such exercise would result in the holder, together with its affiliates, beneficially owning more than 9.99% of the outstanding Ordinary Shares, subject to holder increase or decrease on 61 days’ notice, as applicable. The holder of the pre-funded warrant, shall not, directly or indirectly, sell, dispose of, or otherwise transfer on any trading day, a number of Ordinary Shares acquired pursuant to the Services Agreement that exceeds ten percent (10%) of the total consolidated trading volume of the Ordinary Shares reported on Nasdaq for such trading day.

Entry into Material Definitive Agreement

On November 19, 2025, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company agreed to sell to the investors senior convertible promissory notes in the aggregate of $1,000,000 (the “Notes”) for an aggregate purchase price of $900,000. The Notes are senior to all outstanding and future unsecured indebtedness of the Company and accrue interest at an annual rate of 10% per annum. The holders of the Notes may convert outstanding principal, accrued interest and certain other amounts into Ordinary Shares at an initial conversion price of $0.90, subject to customary adjustments for share splits, dividends, combinations or other such similar corporate events, and a floor price of $0.14. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. The Notes mature on November 20, 2027.

Other Related Matters

The Company is in the process of amending its Memorandum and Articles of Association to provide for mandatory conversions of preferred shares to Ordinary Shares to simplify the capitalization of the Company. The Company received the requisite Series A and Series B preferred shareholder approval for these changes on November 19, 2025. The Company is seeking Ordinary shareholders’ ratification of the Amended and Restated Memorandum and Articles of Association at its 2025 Annual Meeting of Members, which will be held on December 18, 2025. Thereafter, the Company plans to file its Amended and Restated Memorandum and Articles of Association with Registrar of Corporate Affairs of the British Virgin Islands.

Management has evaluated subsequent events through November 26, 2025 the date that the consolidated financial statements were available for issuance.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations provides information that management believes is relevant to an assessment and understanding of our plans and financial condition. The following financial information is derived from our financial statements and should be read in conjunction with such condensed financial statements and notes thereto set forth elsewhere herein.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this Quarterly Report:

●	“3PL” refers to third party logistics services, a term used to describe services that help merchants manage their supply chain. Common 3PL services include freight services, warehouse and inventory management, order fulfillment, shipping coordination, retail distribution, exchanges, and returns;

●	“AI” refers to artificial intelligence;

●	Amended Memorandum and Articles” refer to the amended and restated memorandum and articles of association in force on the date of this Quarterly Report;

●	“BVI Act” refers to the BVI Business Companies Act (As Revised);

●	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this Quarterly Report, excluding Taiwan, Hong Kong and Macau;

●	“Fr8App” refers to Freight App, Inc., our primary operating subsidiary and where applicable, the brand name of our platform focused on FTL;

●	“FTL” refers to full truckload freight. FTL freight is used for shipments that require taking up the space available on an entire truck. With FTL, a single shipper’s goods are the only freight moving on an individual truck. FTL can be provided on a variety of trucks depending on the underlying goods being transported, i.e., a dry van, refrigerated, flatbeds and others;

●	“LTL” refers to less than truckload freight. LTL is used for shipments when multiple shippers’ freight is on the same trailer rather than having a single company’s freight exclusively on an individual trailer. Several LTL shipments are combined into one truck to fill it as near to capacity as possible, the trailer is transported over a longer haul distance and is then unpacked and disaggregated at the destination. LTL is especially appropriate for the needs of small businesses that may require frequent, smaller volume shipments and are not able to economically make use of a full trailer;

●	“Merger” refers to the consummation of that certain merger agreement, dated December 13, 2021, and as amended on December 29, 2021 (the “Merger Agreement”) by and among Hudson Capital, Inc., Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital Inc. (“Merger Sub I”), Fr8App and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”) whereby Merger Sub I merged with and into Fr8App, with Fr8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company. The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8App after the Merger is in the form as agreed by the Company and Fr8App;

●	“shares,” “ordinary shares” or “Ordinary Share” refers to the Company’s ordinary shares with no par value per share. Unless otherwise noted, the share and per share information in this report have been adjusted to give effect to the one-for-ten (1-for-10) reverse stock split of the outstanding ordinary shares which became effective on March 24, 2023, one-for-ten (1-for-10) reverse stock split of the outstanding ordinary shares which became effective on February 24, 2024 and the one-for-twenty-five (1-for-25) reverse stock split of the outstanding common stock which became effective on September 25, 2024.

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●	“U.S.” means the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“we,” “us,” “our,” the “Company,” “Freight Technologies, Inc.,” and “our company” refer to the operations of Freight Technologies, Inc., a British Virgin Islands business company.

●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Note Regarding Trademarks, Trade Names and Service Marks

We use various trademarks, trade names and service marks in our business. For convenience, we may not include the ℠, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this Quarterly Report are the property of their respective owners.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	growth strategies;

●	future business development, results of operations and financial condition;

●	any statement concerning the attraction and retention of highly qualified personnel;

●	our ability to attract and retain users and customers and generate revenue and profit from our customers;

●	any statements concerning Fr8Tech’s financial performance;

●	any statements regarding expectations concerning Fr8Tech’s relationships and actions with third parties; and

●	future regulatory, judicial and legislative changes in Fr8Tech’s industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2025 (the “2024 Annual Report”), and elsewhere in this Quarterly Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

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In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Quarterly Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this Quarterly Report relate only to events or information as of the date on which the statements are made in this Quarterly Report. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Freight Technologies, Inc. (Nasdaq: FRGT) (“Fr8Tech”), through its wholly-owned subsidiary, Fr8App, and Fr8App’s wholly-owned Mexico subsidiary, Freight App de México, S.A De C.V. (“Freight App Mexico”) is a technology company primarily involved in the freight management business. We offer a diverse portfolio of proprietary platform solutions powered by artificial intelligence (“AI”) and machine learning to optimize and automate the supply chain process. Freight logistics operations and our Fr8App marketplace solution, begins with parties connecting their transportation needs (“Shippers”) with those offering freight transportation services (“Carriers”). Within the demand and supply equation, Shippers seeking suitable means of transportation for their goods or products represent demand, and Carriers with freight transportation capabilities represent supply.

Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for seamless over-the-road (“OTR”) business-to-business (“B2B”) cross-border shipping across the USMCA region; Fr8Now, a specialized service for LTL shipping; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide; Fleet Rocket a nimble, scalable and cost-effective Transportation Management System (“TMS”) for brokers, Shippers, and other logistics operators; and, Zayren, an AI based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States. Together, each product is interconnected within a unified platform to connect Carriers and Shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, brokerage support, transportation management, fleet management, and committed capacity solutions. More information on the Company and its service offerings is available on its corporate website, fr8technologies.com.

Our Historical Performance

As of September 30, 2025, the Company had an accumulated deficit of $(49,137,016) and cash balance of $291,940. During the nine months ended September 30, 2025 and 2024, we had a net loss of $(4,220,236) and $(4,478,299), respectively. To date, the Company has financed its operations primarily through capital raises and sales of its services. In September 2022, the Company filed the Shelf Registration Statement, which was declared effective by the SEC on September 26, 2022, for potential offerings of up to $15,000,000 in aggregate, subject to the requirement that in no event may we sell shares having a value exceeding more than one-third of our public float in any 12-month period under the Shelf Registration Statement so long as our public float remains below $75,000,000.

In May 2024, the Company entered into the ATM Sales Agreement, and filed a prospectus supplement to the Shelf Registration Statement for the ATM Financing for gross proceeds of up to $2,300,000. In June 2024, the Company filed an additional prospectus supplement to the Shelf Registration Statement to increase the maximum gross proceeds to $4,750,000.

In February 2025, the Company raised $3,000,000 from proceeds from the issuance of Series A4 preferred shares. Based on the Company’s existing cash resources and the cash expected to be received from future planned financings, it is expected that the Company will have sufficient funds to carry out the Company’s planned operations through December 31, 2025 and for at least 12 months beyond that period.

On May 27, 2025, $1.5 million of convertible notes issued under a $20 million facility, which was established on April 29, 2025, exclusively for the purchase of Official Trump tokens, were converted into 387,305 Series A4 preferred shares.

On August 6, 2025, the Company entered into a securities purchase agreement with an accredited wherein the Company issued an aggregate of (i) 12,540,000 series B preferred shares; and (ii) 126,005 series A4 preferred shares for a total purchase price of $500,000. The Offering raised net cash proceeds of approximately $485,000 after deducting the transfer agent and legal fees and expenses.

On October 28, 2025, the Company entered into an equity purchase facility agreement (the “ELOC”), with a certain institutional investor (the “Investor”), pursuant to which the Company has the right, but not the obligation, to direct the Investor to purchase up to $1.0 billion in newly issued Ordinary Shares, subject to the terms and conditions contained in the ELOC (the “Advance Shares”). The Company also entered into a registration rights agreement with respect to the resale of any Advance Shares, under which the Company will be required to file a registration statement with the SEC registering the resale of the Ordinary Shares and any securities issued or issuable to the Investor from time to time within thirty (30) calendar days of the date of the ELOC. The Company must also file one or more additional registration statements for the resale of the Registrable Securities, if necessary.

On November 19, 2025, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company agreed to sell to the investors senior convertible promissory notes in the aggregate of $1,000,000 (the “Notes”) for an aggregate purchase price of $900,000. The Notes are senior to all outstanding and future unsecured indebtedness of the Company and accrue interest at an annual rate of 10% per annum. The holders of the Notes may convert outstanding principal, accrued interest and certain other amounts into Ordinary Shares at an initial conversion price of $0.90, subject to customary adjustments for share splits, dividends, combinations or other such similar corporate events, and a floor price of $0.14. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. The Notes mature on November 20, 2027.

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Key Factors Affecting Our Financial Performance

The demand for our platform and our related services is dependent upon overall economic conditions in North America. General economic factors, including the amount of international trade across North America may affect our Shipper clients’ needs for our services. A slowdown in economic activity, an increase in unemployment, a decline in real personal income, among other economic conditions, may affect individuals’ level of disposable income and the consequent effect on international trade. This may reduce Shippers’ needs to transport goods and their need to use our platform.

Trends

Fr8Tech believes the growing interest in digital freight matching platforms shows that traditional 3PL providers recognize the sweeping technological shifts in the industry. We are offering solutions that significantly improve end-to-end freight procurement transactions to market participants. During the last five years, the industry experienced significant swings in supply, demand and costs due to distortions in both domestic and global markets resulting from the global pandemic caused by COVID-19 and its follow-on effects. This substantial supply chain volatility led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity available in a digital marketplace and facilitated by software portals and platforms. Fr8Tech believes supply chain management will continue to evolve into increasingly digital forms and interactive marketplace platforms. As it does, Fr8Tech believes digital brokers, will play an increasingly integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for Shippers.

While the COVID-19 pandemic is behind us, Fr8Tech believes the pandemic changed the current nature of global commerce and shipping. Recently increased import tariffs and ongoing threats of other possible restrictive trade policies of the Trump administration have caused volatility in trade volumes and reduced US imports in recent months, but the near-shoring phenomenon continues and the long-term trend in trade points towards more freight crossing over the U.S. border with Mexico and a lesser extent, Canada, as manufacturers and producers seek to move operations closer to customers. Additionally, trucking capacity remains tight in the Mexican domestic and cross-border markets. Fr8Tech believes that these conditions create market opportunity for digital brokers to facilitate and improve the connections necessary to enable cross-border commerce.

Results of Operations

Select Financial Data

The following table presents the selected consolidated financial information for our Company. All numbers are presented in United States Dollars. The selected consolidated statements of comprehensive income data for the quarters ended September 30, 2025, and 2024, and the consolidated balance sheets data as of September 30, 2025, and December 31, 2024, have been derived from our consolidated financial statements, which are consistent with numbers reported in our prior annual filings.

Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Revenue	$2,456,191	$1,887,030	$9,546,741	$10,012,632
Cost and expenses
Cost of revenue	2,190,187	1,792,066	8,318,176	8,962,137
Compensation and employee benefits	1,130,626	1,268,884	3,494,556	4,086,620
General and administrative	328,968	404,484	1,588,993	2,076,411
Sales and marketing	27,605	15,745	90,494	50,064
Depreciation and amortization	113,168	104,634	323,957	324,880
Total cost and expenses	3,790,554	3,585,813	13,816,176	15,500,112

Operating loss	(1,334,363)	(1,698,783)	(4,269,435)	(5,487,480)

Other income and expenses
Interest expense, net	(212,705)	(176,276)	(555,814)	(580,808)
Change in fair value of convertible note	-		-	22,602
Gain from extinguishment of debt	-	1,607,766	-	1,607,766
Realized gain (loss) in value of sold cryptocurrency	(155,615)	-	(183,613)	-
Unrealized gain (loss) in fair value of cryptocurrency	(1,564,746)	-	810,949	-
Income (loss) before provision for income taxes	(3,267,429)	(267,293)	(4,197,913)	(4,437,920)

Income tax expense	-	-	22,324	40,379

Net loss	$(3,267,429)	$(267,293)	$(4,220,237)	$(4,478,299)

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Revenues

Fr8Tech’s revenues decreased to $9,546,741 for the nine months ended September 30, 2025 from $10,012,632 for the nine months ended September 30, 2024, a reduction of $465,891 or 4.7% on year-over-year basis. The year-over-year decrease was primarily driven by lower dedicated capacity revenue following the Company’s decision to limit credit exposure with the Company’s largest Fr8Fleet customer, and a stronger US dollar relative to the Mexican peso.

Costs of Revenue

Fr8Tech’s cost of revenue, which represents costs the Company incurs from its partner carriers to complete customer shipments, decreased to $8,318,176 for the nine months ended September 30, 2025, from $8,962,137 for the nine months ended September 30, 2024, a reduction of $643,961 and 7.2% on a year-over-year basis. Year-over-year cost of revenue decreased primarily due to the decline in revenue, management’s continued focus on higher margin customers and routes, and a stronger US dollar relative to the Mexican peso.

Compensation and Employee Benefits

Fr8Tech’s compensation and employee benefits expenses were $3,494,556 for the nine months ended September 30, 2025 compared to $4,086,620 for the nine months ended September 30, 2024, which was a $592,064 or 14.5% decrease on a year-over-year basis. The decrease was primarily due to lower headcount in 2025 following the elimination of approximately 20 positions across most functions in an effort to streamline operations and reduce costs.

General and Administrative

General and administrative expenses were $1,588,993 for the nine months ended September 30, 2025 compared to $2,076,411 for the nine months ended September 30, 2024, which was a decrease of $487,418 primarily due to lower spend on outside professional services and insurance, and a stronger US dollar relative to the Mexican peso.

Sales and Marketing

Sales and marketing expenses were $90,494 for the nine months ended September 30, 2025, compared to $50,064 for the nine months ended September 30, 2024, which was an increase of $40,430 or 81%. The increase in sales and marketing expenses was primarily related to promotional activities in support of the launch of Fleet Rocket.

Depreciation and Amortization

Depreciation and amortization expenses represent the amortization of previously capitalized software development costs, as appropriate, and depreciation expenses related to Fr8App’s fixed assets. This expense decreased $923 to $323,957 for the nine months ended September 30, 2025, from $324,880 for the nine months ended September 30, 2024.

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Other income and expenses

Interest expense for the nine months ended September 30, 2025, decreased to $555,814 from $582,623 for the nine months ended September 30, 2024, or by $26,809 primarily due lower borrowing against the Company’s revolving credit facility.

Other income for the nine months ended September 30, 2025, included net unrealized gains of $810,950 in the fair value of its cryptocurrency holdings.

Liquidity and Going Concern

Fr8Tech has historically met its cash needs through a combination of cash flows from operating activities, term loans, promissory notes, bonds, convertible notes, private placement offerings and sales of equity. Fr8Tech’s cash requirements are generally for operating activities and debt repayments. Fr8Tech funded its early operations with a combination of debt and equity, and we continue to work to position the Company to operate on a go-forward basis with a minimal amount of long-term debt and other borrowings. On January 3, 2023, Fr8Tech closed on a $6.6 million convertible note facility with a private investor, which was increased to $9.9 million in April 2023. The convertible note was mostly converted to equity during 2023. The balance of the convertible note was extinguished in September 2024. The Company entered into a $750 thousand 1-year term note purchase agreement with Freight Opportunities, LLC on March 11, 2024, and an additional term note for $125 thousand with Freight Opportunities, LLC on June 4, 2024. Both promissory notes were also extinguished in September 2024.

On February 3, 2025, the Company raised $3.0 million through the issuance of Series A4 preferred shares. On May 27, 2025, $1.5 million of convertible notes issued under a $20 million facility, which was established on April 29, 2025, exclusively for the purchase of Official Trump tokens, were converted into 387,305 Series A4 preferred shares. On August 6, 2025, the Company entered into a securities purchase agreement with an accredited wherein the Company issued series B preferred and series A4 preferred shares for a total purchase price of $0.5 million.

On October 28, 2025, the Company entered into an equity purchase facility agreement, pursuant to which the Company has the right, but not the obligation, to direct the Investor to purchase up to $1.0 billion in newly issued Ordinary Shares.

On November 19, 2025, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company agreed to sell to the investors senior convertible promissory notes in the aggregate of $1,000,000 for an aggregate purchase price of $900,000. The Notes are senior to all outstanding and future unsecured indebtedness of the Company and accrue interest at an annual rate of 10% per annum.

Our combined accounts receivable and unbilled receivable balance of $4.3 million at September 30, 2025, increased by $0.2 million or 5% from $4.1 million at December 31, 2024, primarily due to slower collections with a few high volume customers compared to the prior year.

As of September 30, 2025, Fr8Tech’s accounts payable, short-term borrowings and accrued expenses decreased by $1,002,441 to $5,064,349 compared to December 31, 2024, due to decreased borrowing on the revolving credit facility, lower expenses and faster payments to providers than at year-end 2024. At September 30, 2025, Fr8Tech had net working capital of negative $323,947.

In March 2019, we secured a revolving line of credit that is used to assist with managing our working capital needs. The maximum principal amount that may be drawn under the line of credit was increased since then to $5 million, which remains in place. As of September 30, 2025, and December 31, 2024, the amount drawn under this facility was $2.8 million $3.3 million, respectively. We continue to incur short-term debt with this facility, which is collateralized by our accounts receivable, and we expect to maintain this debt facility to support ongoing operations.

As shown in the accompanying consolidated financial statements as of September 30, 2025, we had an accumulated deficit of $49,137,016, short-term debt of $2,814,656 unrestricted cash of approximately $291,940 and a working capital of approximately negative $323,947. In addition, for the nine months ended September 30, 2025, and for the year ended December 31, 2024, we reported operating losses and negative cash flows from operations.

Most of cash resources of the Company fund operating activities. Through September 30, 2025, we have financed our operations primarily with the proceeds from the sale and issuance of our ordinary and preferred shares, convertible promissory notes, promissory notes and debt.

If we are unable to raise additional capital moving forward, our ability to operate in the normal course and continue to invest in our business may be materially and adversely impacted and we may be forced to scale back operations or divest some or all of our assets.

As a result of the above, in connection with our assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that our liquidity condition raises substantial doubt about our ability to continue as a going concern through twelve months from the date these consolidated financial statements are available to be issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

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Cash flows

Comparison of the Nine Months ended September 30, 2025, and September 30, 2024

The following table summarizes our sources and uses of cash for the nine months ended September 30, 2025, and September 30, 2024.

(US$)	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Net cash used in operating activities	(4,199,260)	(2,950,069)
Net cash used in investing activities	(459,985)	(238,452)
Net cash provided by financing activities	4,745,536	2,447,497
Net effect of exchange rates on cash	1,617	(321,583)
Net increase (decrease) in cash and cash equivalents	86,291	(741,024)

Cash flows used in Operating Activities

For the nine months ended September 30, 2025, net cash used in operating activities was $4,199,260 primarily driven by a net loss of $4,220,237, which included a gain in value of cryptocurrencies of $810,950, and cash used for working capital of $376,225. The change in working capital was mainly due to increased unbilled receivables of $351,643, and decreases in accounts payable and accrued expenses of $327,220 and $377,215, respectively.

For the nine months ended September 30, 2024, net cash used in operating activities was $2,950,069, primarily driven by a net loss of $4,478,299, which included a gain from the extinguishment of debt $1,607,766, partially offset by cash from working capital of $2,075,429. The change in working capital was mainly due to decreased accrued accounts receivable of $2,621,708.

Cash flows used in Investing Activities

For the nine months ended September 30, 2025, net cash used in investing activities was $459,985. Net purchases of Official Trump coin and FET token cryptocurrencies were $213,677, and $246,308 was spent on software development efforts for additional functionalities and capabilities of the Fr8App platform and related offerings, as well as ongoing development of Fleet Rocket, and computer equipment.

For the nine months ended September 30, 2024, net cash used in investing activities was $238,452, mostly for software development efforts for additional functionalities and capabilities of the Fr8App platform and related offerings.

Cash flows provided by Financing Activities

For the nine months ended September 30, 2025, net cash provided by financing activities was $4,745,536 attributable to proceeds from the issuance of Series A4 shares of $3,455,000 and convertible notes of $2,000,000, partially offset by net payments on short-term borrowings $709,464.

For the nine months ended September 30, 2024, net cash provided by financing activities was $2,447,497 primarily attributable to proceeds from equity sales of $3,079,016 and the issuance of $873,000 in promissory notes, partially offset by net payments on short-term borrowings $1,494,519.

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